Exhibit 4.12
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Pengrowth Energy Trust (“Pengrowth” or the “Trust”) 2900, 240 — 4th Ave SW Calgary, AB T2P 4H4

2.	Date of Material Change:

July 27, 2006

3.	News Release:

Press releases disclosing in detail the material summarized in this material change report were disseminated through the facilities of CCN Matthews on March 27, 2006, April 27, 2006, May 16, 2006, June 23, 2006 and July 25, 2006 and would have been received by the securities commissions where the Trust is a “reporting issuer” or the equivalent thereof and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

Effective on July 27, 2006, the Trust completed the consolidation (the “Consolidation”) of its then outstanding class A trust units (“Class A Units”), class B trust units (“Class B Units”) and trust units remaining in the form in existence prior to the reclassification that occurred on July 27, 2004 (“Prior Trust Units”) into a single class of trust units (“Trust Units”). Pursuant to the Consolidation: (a) the residency restrictions attached to the Class B Units were removed; (b) the Class B Units were renamed as Trust Units; (c) the Prior Trust Units were converted to Trust Units; and (d) the Class A Units were converted to Trust Units, other than the Class A Units for which an election and declaration of Canadian residency was provided by the holder thereof.

The Consolidation was approved by the Unitholders of the Trust at the Annual and Special Meeting of Trust Unitholders held on June 23, 2006.

5.	Full Description of Material Change:

Amendments to the Trust Indenture

The Consolidation was implemented by amending and restating the Amended and Restated Trust Indenture of the Trust (the “Trust Indenture”) effective July 27, 2006. Following the Consolidation, the Trust continued to be a “mutual fund trust” under the provisions of the Income Tax Act (Canada) (the “Tax Act”). The principal amendments to the Trust Indenture were as follows: (a) the residency restrictions attached to the Class B Units were removed; (b) the Class B Units were renamed as Trust Units; (c) the Prior Trust Units were converted to Trust Units; and (d) the Class A Units were converted to Trust Units, other than the Class A Units for which an election and declaration of Canadian residency was provided by the holder thereof. Class A Units for which an election and declaration of Canadian residency was provided will remain outstanding but the terms thereof have been amended to prohibit the transfer of such Class A Units. Such outstanding Class A Units may be converted to Trust Units or redeemed for cash, subject to the terms of the Trust Indenture, at any time and at the discretion of the holder thereof.

Listing Matters

Further to these amendments, the Class A Units were de-listed from the Toronto Stock Exchange (the “TSX”), the renamed Class B Units remained listed and posted for trading on the TSX as Trust Units with a new symbol “PGF.UN”, and the Trust Units were substitutionally listed in place of the Class A Units on the New York Stock Exchange (“NYSE”) under the symbol “PGH”. After giving effect to the foregoing changes, the Trust Units are now publicly traded on the facilities of the TSX and the NYSE and the Class A Units are now non-transferable and are not listed on the facilities of any stock exchange.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information

Not applicable

8.	Executive Officer:

For further information contact Mr. James S. Kinnear, Chairman, President and Chief Executive Officer by telephone at (403) 233-0224.

9.	Date of Report:

August 8, 2006.